Exhibit 2
Japanese GAAP
Consolidated Financial Statements

(TRANSLATION)
February 6, 2006
Condensed Statements of Consolidated Financial Results
For the Nine Months Ended December 31, 2005

Company Name:	NISSIN CO., LTD.
(URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571)
New York Stock Exchange (Trading Symbol: NIS)

President:	Kunihiko Sakioka,
Representative Director & Executive Officer

Inquiries:	Hitoshi Higaki,
Senior Managing Director & Executive Officer
(Tel: +81-3-3348-2424)

Application of GAAP:	Japanese GAAP

Japanese GAAP
Consolidated Financial Statements

(Note: All amount except for percentages and per share data, in these financial statements are rounded down to the nearest unit)
1.	Items Relating to the Preparation of Consolidated Financial Statements
(1)	Adoption of the simplified method in accounting principles: None

(2)	Changes in accounting principles compared with the previous fiscal year: Yes

(3)	Changes in scope of consolidation and application of the equity method: Yes

Newly consolidated subsidiaries:	6 companies
Affiliates newly accounted for under the equity method:	1 company
2.	Summary of the Consolidated Financial Results for the Nine Months Ended December 31, 2004 and 2005, and for the Year Ended March 31, 2005
1)	Consolidated Operating Results

	Nine Months Ended December 31,				Year Ended March 31,
	2004		2005		2005

		Percentages		Percentages		Percentages
	Amount	(Note 2)	Amount	(Note 2)	Amount	(Note 2)

	(in millions except percentages)
Operating revenues	¥31,657	(7.3)%	¥42,508	34.3%	¥45,867	0.4%
Operating income	6,945	(19.6)	9,411	35.5	8,619	(25.4)
Ordinary income	7,127	(15.2)	9,434	32.4	8,592	(22.7)
Net income	6,563	47.2	7,438	13.3	6,525	5.5

	Nine Months Ended December 31,		Year Ended March 31,
	2004	2005	2005

	(in yen)
Net income per share:
Basic	¥12.93	¥5.85	¥12.67
Diluted	11.75	5.44	11.53

Notes:	1.	On May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on November 18, 2005, NISSIN completed a 2-for-1 stock split.

	2.	The percentages indicated in the rows for operating revenues, operating income, ordinary income and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

Overview of Consolidated Operating Results
During the nine months ended December 31, 2005, the Japanese economy continuously showed signs of modest improvement. For example, business investment, especially centering on major companies, expanded due a rise in corporate profitability, and consumer spending was also brisk due to improvement in employment. However, the overall business environment remained severe for uncreditworthy small to medium-sized enterprises and venture companies which are less productive, making it difficult to raise necessary funding for corporate growth.
In the business owners loan and consumer finance industry in which we provide integrated financial services as our core business, competition in customer acquisition among players from all business sectors became more intensified due to financial industry reorganization. Moreover, in the loan servicing industry, acquisition of specific money claims has been competitive. On the other hand, after prolonged stagnation in real estate-related market, there has been remarkable recovery especially in metropolitan areas.
In this business environment, aiming at progress towards our goal of becoming a “Total Financial Solution Provider”, we focused our efforts on improvement of profitability and established infrastructure for real estate-related businesses, along with maintaining integrated financial services and loan servicing business as our two key pillars of profits.
As a result of these efforts, total operating assets as of December 31, 2005 were ¥228,574 million, an increase of ¥70,855 million, or 44.9%, compared with total operating assets at the end of corresponding period of the previous fiscal year.
Total operating revenues for the nine months ended December 31, 2005 was ¥42,508 million, an increase of ¥10,851 million, or 34.3%, compared with the corresponding period of the previous fiscal year. This is attributable to an increase in revenue from purchased loans and real estate acquired for sale in the loan servicing business and an increase in revenue from leases and installment loans due to expansion of the leasing business. This increase came in spite of a decrease in interest income from notes and loans receivable due to a decline in lending interest rates in connection with increased acquisitions of high quality receivables of real estate-backed loans and other loans, in addition to elimination of interest income from consumer loans receivable sold in June 2004.
Operating income for the nine months ended December 31, 2005 was ¥9,411 million, an increase of ¥2,466 million, or 35.5%, compared with the corresponding period of the previous fiscal year. This is attributable to an increase in costs of purchased loans collected and costs of leases and installment loans, while financial costs decreased due to stable and efficient fund procurement. Consequently, ordinary income for the nine months ended December 31, 2005 was ¥9,434 million, an increase of ¥2,307 million, or 32.4%, compared with the corresponding period of the previous fiscal year. Net income for the nine months ended December 31, 2005 was ¥7,438 million, an increase of ¥874 million, or 13.3%, compared with the corresponding period of the previous fiscal year. This is attributable to a reversal of allowance for loan losses due to the sale of consumer loans and a gain on equity change in a subsidiary due to the listing of Nissin Servicer Co., Ltd. on the Mothers Market of the Tokyo Stock Exchange, both of which incurred in the corresponding period of the previous fiscal year, despite a gain on sale of investment securities for the nine months ended December 31, 2005.
Operating Results by Business Segment
I.	Integrated Financial Services
A.	Loans

In the loan business, which is our core business, we focused on enhancement of financing for real estate developers, centering on real estate finance. In addition, Aprek Co., Ltd. (“APREK”), a JASDAQ-listed company (Code: 8489) which operates business financing for small to medium-sized enterprises in Kyushu region, became a consolidated subsidiary on November 29, 2005 through a tender offer, in order to expand our business owner loans.

As a result of these efforts, the total balance of loans outstanding as of December 31, 2005 was ¥198,335 million, including the increment of ¥6,920 million due to the acquisition of APREK, an increase of ¥59,118 million, or 42.5%, compared with the balance at the end of the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

B.	Credit Guarantees

In the credit guarantee business, we focused our efforts on business expansion and promoting efficiency by pursuing synergistic effects by utilizing our credit expertise developed through our experiences in the loan business and our alliance companies’ customer databases and established brand value.

As a result of these efforts, the balance of guaranteed borrowings outstanding before the deduction of reserves for guarantee losses as of December 31, 2005 was ¥11,787 million, an increase of ¥5,067 million, or 75.4%, compared with the balance at the end of the corresponding period of the previous fiscal year.

C.	Leasing

In the leasing business, we focused on providing financial services such as leases and installment loans which were able to meet capital needs, such as capital necessary for opening or expansion, of small and medium-sized businesses that had experienced difficulties in fulfilling their financial needs in the existing lease market. As a result of these efforts, the total assets held for leases and installment loans, net of unrealized revenue from installment loans, were ¥8,230 million, an increase of ¥3,707 million, or 82.0%, compared with the balance at the end of the corresponding period of the previous fiscal year.

In addition, Matsuyama Nissin Leasing (Shanghai) Co., Ltd. obtained a leasing license in China on September 14, 2005 and commenced an integrated leasing business.

D.	Securities

In the securities business, we promote the investment banking business by providing proposals and offers for funding techniques to small to medium-sized enterprises.
As a result of these efforts, operating revenue from integrated financial services for the nine months ended December 31, 2005 was ¥29,108 million, an increase of ¥3,506 million, or 13.7%, and operating income from integrated financial services was ¥5,851 million, an increase of ¥140 million, or 2.5%, compared with the corresponding period of the previous fiscal year.

II.	Loan Servicing

In the loan servicing business, we promoted acquisition of specific money claims through a proactive approach to financial institutions, sales of real estate acquired for sale, and efficient collecting activities which took into consideration the customers’ revitalization and profitability. As a result of these efforts, the total balance of purchased loans receivable and real estate acquired for sale as of December 31, 2005 were ¥20,491 million, an increase of ¥7,147 million, or 53.6%, compared with the end of corresponding of the previous fiscal year. In addition, operating revenue from loan servicing for the nine months ended December 31, 2005 was ¥12,494 million, an increase of ¥7,086 million, or 131.1%, and operating income from loan servicing was ¥3,061 million, an increase of ¥1,865 million, or 156.1%, compared with the corresponding period of the previous fiscal year, respectively.

III.	Other Businesses

In other businesses, we are promoting investment in profitable real estate properties, and operating life and non-life insurance agency business, business owner support services and so forth. As a result of these operations, operating revenue from other businesses for the nine months ended December 31, 2005 was ¥905 million, an increase of ¥257, or 39.7%, compared with the corresponding period of the previous fiscal year, and operating income from other businesses were ¥124 million, compared to operating losses of ¥37 million for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

2)	Changes in Consolidated Financial Position

	December 31,		March 31,

	2004	2005	2005

	(in millions except percentages and per share data)
Total assets	¥209,273	¥309,963	¥226,287
Shareholders’ equity	61,045	78,176	65,793
Shareholders’ equity ratio (%)	29.2%	25.2%	29.1%
Shareholders’ equity per share (in yen)	113.20	57.82	127.11

Note:	On May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on November 18, 2005, NISSIN completed a 2-for-1 stock split.
3)	Consolidated Cash Flows

	Nine Months Ended		Year Ended
	December 31,		March 31,
	2004	2005	2005

	(in millions)
Net cash provided by (used in) operating activities	¥25,342	¥(51,207)	¥ 16,202
Net cash used in investing activities	(12,627)	(15,533)	(15,825)
Net cash (used in) provided by financing activities	(6,321)	61,595	4,765
Cash and cash equivalents at end of period	26,636	20,347	25,376

Overview of Changes in Consolidated Financial Position
I.	Assets, Liabilities and Shareholders’ Equity

As of December 31, 2005, total assets were ¥309,963 million, an increase of ¥83,676 million, or 37.0%, compared with the end of the previous fiscal year. This increase is mainly attributable to an increase of ¥61,085 million, or 36.5%, in total operating assets, due to an increase in notes and loans receivable caused by enhancement of sales activity in integrated financial services and acquisition of APREK, an increase in the total assets held for leases and installment loans, and an increase in purchased loans receivable and real estate acquired for sale, caused by enhancement of loan purchase activity in the loan servicing business. In addition, investment securities increased by ¥10,729 million, or 44.3%, compared with the end of the previous fiscal year, due to additional capital contributions to venture businesses in hopes of producing synergy.

The total liabilities were ¥229,611 million, an increase of ¥70,267 million, or 44.1%, compared with the end of the previous fiscal year. This increase is mainly attributable to an increase in interest-bearing debt of ¥65,658 million, or 44.0%, compared with the end of the previous fiscal year, due to an increase of fund procurement used for expansion of operating assets in each business segment.

Shareholders’ equity was ¥78,176 million, an increase of ¥12,383 million, or 18.8%, compared with the end of the previous fiscal year. This is mainly attributable to an increase of ¥8,194 million in common stock and additional paid-in capital due to factors such as conversion of convertible bonds and net income for the nine months ended December 31, 2005, which was amounted to ¥7,438 million, an increase of 13.3%, compared with the corresponding period of the previous fiscal year. This increase came in spite of a decrease in unrealized gains on investment securities, which was ¥6,376 million, a decrease of ¥1,559 million, or 19.6%, compared with the end of the previous fiscal year, due to sales of certain investment securities. Consequently, the shareholders’ equity ratio as of December 31, 2005 was 25.2%, a decrease of 3.9%, compared with the end of the previous fiscal year, due to the increase of total operating assets.

Japanese GAAP
Consolidated Financial Statements

II.	Cash Flows

As of December 31, 2005, cash and cash equivalents was ¥20,347 million, a decrease of ¥5,029 million, compared with the end of the previous fiscal year. Overviews of each cash flow are as following:

(Cash Flows from Operating Activities)
Cash flows from operating activities used ¥51,207 million for the nine months ended December 31, 2005, and provided ¥25,342 million for the corresponding period of the previous fiscal year. This change is mainly attributable to ¥54,181 million used in net origination of notes and loans receivable, compared to ¥29,330 million provided by net collection of notes and loans receivable for the corresponding period of the previous fiscal year, ¥4,369 million used in net acquisitions of purchased loans receivable, compared to ¥7,283 million used in the corresponding period of the previous fiscal year, and ¥3,559 million used in net acquisition of assets held for leases and net origination of installment loans, compared to ¥4,435 million used in the corresponding period of the previous fiscal year, while income before income taxes for the nine months ended December 31, 2005 was ¥13,151 million, an increase of ¥1,776 million, compared with the corresponding period of the previous fiscal year.
(Cash Flows from Investing Activities)
Cash flows from investing activities used ¥15,533 million for the nine months ended December 31, 2005, compared to ¥12,627 million for the corresponding period of the previous fiscal year. This change is mainly attributable to ¥9,272 million used in net increase of investment securities, compared to ¥5,386 million for the corresponding period of the previous fiscal year, and ¥5,910 million used in net payments for capital contributions, compared to ¥3,659 million for the corresponding period of the previous fiscal year.
(Cash Flows from Financing Activities)
Cash flows from financing activities provided ¥61,595 million for the nine months ended December 31, 2005, and used ¥6,321 million for the corresponding period of the previous fiscal year. This change is mainly attributable to ¥63,170 million provided by net proceeds from interest-bearing debt, compared to ¥7,711 million used in net repayments for the corresponding period of the previous fiscal year.
(Reference 1)	Summary of non-consolidated financial position and operating results as of and for the nine months ended December 31, 2005:

Nine Months Ended December 31, 2005

(in millions)
Operating revenues	¥24,938
Operating income	5,640
Ordinary income	6,262
Net income	6,005

December 31, 2005

(in millions)
Total assets	¥267,763
Shareholders’ equity	73,708

3.	Consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2006
Consolidated

Year Ending March 31, 2006

(in millions except per share data)
Operating revenues	¥60,000
Ordinary income	13,000
Net income	9,500
Net income per share (in yen)	7.03

Note:	Net income per share for the year ending March 31, 2006 is calculated by using the number of outstanding shares of common stock as of December 31, 2005.

Japanese GAAP
Consolidated Financial Statements

Full-year Forecasts and the Underlying Assumptions
No adjustment has been made in the financial forecasts from the last announcement since the operating results for the nine months ended December 31, 2005 have turned out as planned.
(Reference 2) Non-consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2006:
Non-consolidated

Year Ending March 31, 2006

(in millions except per share data)
Operating revenues	¥34,500
Ordinary income	9,000
Net income	7,500
Net income per share (in yen)	5.55

Note:	Net income per share for the year ending March 31, 2006 is calculated by using the number of outstanding shares of common stock as of December 31, 2005.

Japanese GAAP
Consolidated Financial Statements

— Special Note Regarding Forward-looking Statements —
This document contain forward-looking statements about our industry, our business, our plans, and objectives, our consolidated and non-consolidated financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct.
Important risks and factors that could cause our actual results to differ materially from the forward-looking statements include, without limitation:
1.	Risks from business environment
•	further increase in loan loss-related expenses, or decrease in our prime customers resulting from increasing corporate and personal bankruptcy cases due to weak economic condition;

•	intensified customer acquisition competition by entry of major financial institutions and IT companies which result in limitation in acquisition of new customers and decrease in our prime customers; and

•	misconduct by an employee or director and our exposure to negative publicity about the consumer or business finance industries generally or us specifically.
2.	Regulations
•	the effect of unfavorable amendments to Japanese laws and regulations regarding restrictions in lending interest rates, restrictions in loan business operations and other restrictions relating to our business operations;

•	the effect of unfavorable amendments to U.S. laws and regulations; and

•	the effect of unfavorable amendments and the growing variety of legal means with which debtors can seek protection from creditors.
3.	Business risks
•	availability of funding on favorable terms;

•	the reliability of information or technological systems and networks;

•	the influence of our president and his family over important decisions;

•	deterioration of operating assets portfolio;

•	fluctuation in market environment regarding our investments; and

•	our ability to pursue and maintain profitable joint ventures and strategic alliances.
Risk and uncertainties which may affect our business results are not limited to the factors listed above, as unknown risks and uncertainties may be as yet unexpected to us.

Japanese GAAP
Consolidated Financial Statements

Attachment
1.	Consolidated Financial Statements
1)	Consolidated Balance Sheets

	December 31,				March 31,
	2004		2005		2005
		Percentage of		Percentage of		Percentage of
	Amount	Total Assets	Amount	Total Assets	Amount	Total Assets

	(in millions except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥26,975		¥21,675		¥25,820
Notes and loans receivable	139,217		198,335		145,307
Purchased loans receivable	12,134		18,426		14,862
Real estate acquired for sale	1,208		2,065		668
Other	8,065		22,605		10,509
Allowance for loan losses	(8,046)		(9,066)		(8,322)

Total Current Assets	179,557	85.8	254,041	82.0	188,845	83.5

Fixed Assets:
Tangible fixed assets
Assets held for leases	1,641		3,614		2,131
Land	356		825		356
Other	638		869		681

Total tangible fixed assets	2,636		5,310		3,168
Intangible fixed assets	2,467		2,533		2,618
Investments and other assets
Investment securities	17,878		34,964		24,235
Other	9,587		16,601		10,588
Allowance for loan losses	(2,854)		(3,488)		(3,170)

Total investments and other assets	24,611		48,077		31,653

Total Fixed Assets	29,715	14.2	55,921	18.0	37,441	16.5

Total Assets	¥209,273	100.0	¥309,963	100.0	¥226,287	100.0

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	December 31,				March 31,
	2004		2005		2005
		Percentage		Percentage		Percentage
		of Total		of Total		of Total
		Liabilities,		Liabilities,		Liabilities,
		Minority Interests		Minority Interests		Minority Interests
		and Shareholders'		and Shareholders'		and Shareholders'
	Amount	Equity	Amount	Equity	Amount	Equity

	(in millions except percentages)
LIABILITIES:
Current Liabilities:
Accounts payable	¥720		¥456		¥411
Short-term borrowings	8,707		23,850		9,016
Current portion of long-term borrowings	49,748		60,841		53,835
Current portion of bonds	15,060		1,060		5,060
Current portion of convertible bonds	—		1,352		—
Commercial paper	4,500		24,000		3,500
Accrued income taxes	555		4,074		716
Accrued bonuses	430		506		677
Reserve for guarantee losses	295		590		370
Other	2,028		8,214		2,464

Current Liabilities	82,047	39.2	124,947	40.3	76,053	33.6
Long-term Liabilities:
Bonds	2,180		26,120		9,650
Convertible bonds	9,999		—		8,942
Long-term borrowings	45,002		71,149		52,683
Asset backed commercial paper	4,975		2,644		6,672
Accrued retirement benefits — employees	—		260		—
Accrued retirement benefits — directors and statutory auditors	330		530		330
Other	2,574		3,889		4,943

Total Long-term Liabilities	65,062	31.1	104,595	33.8	83,221	36.8

Statutory Reserve
Reserve for securities transactions	68		68		68

Total Statutory Reserve	68	0.0	68	0.0	68	0.0

Total Liabilities	147,177	70.3	229,611	74.1	159,344	70.4

MINORITY INTERESTS:
Minority interests	1,049	0.5	2,175	0.7	1,150	0.5

SHAREHOLDERS’ EQUITY:
Common stock	7,245	3.5	11,583	3.7	7,779	3.4
Additional paid-in capital	9,851	4.7	14,855	4.8	10,465	4.6
Retained earnings	42,696	20.4	47,445	15.3	42,659	18.9
Unrealized gains on investment securities	4,498	2.2	6,376	2.1	7,935	3.5
Foreign currency translation adjustments	0	0.0	107	0.0	(8)	(0.0)
Treasury stock	(3,247)	(1.6)	(2,191)	(0.7)	(3,037)	(1.3)

Total Shareholders’ Equity	61,045	29.2	78,176	25.2	65,793	29.1

Total Liabilities, Minority Interests and Shareholders’ Equity	¥209,273	100.0	¥309,963	100.0	¥226,287	100.0

Japanese GAAP
Consolidated Financial Statements

2)	Consolidated Statements of Income

	Nine Months Ended December 31,				Year Ended March 31,
	2004		2005		2005
		Percentage		Percentage		Percentage
		of Total Operating		of Total Operating		of Total Operating
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in millions except percentages)
Operating Revenues:
Interest income from notes and loans receivable	¥22,385		¥21,143		¥29,250
Revenue from purchased loans	5,043		7,863		10,095
Other financial income	0		4		0
Other operating income	4,227		13,496		6,522

Total operating revenues	31,657	100.0	42,508	100.0	45,867	100.0
Operating Expenses:
Financial costs	2,077		1,766		2,733
Costs of purchased loans collected	2,696		4,694		6,850
Other operating expenses	19,938		26,636		27,664

Total operating expenses	24,712	78.1	33,097	77.9	37,248	81.2

Operating Income	6,945	21.9	9,411	22.1	8,619	18.8

Other Income	601	1.9	621	1.5	617	1.3
Other Expenses	419	1.3	597	1.4	644	1.4

Ordinary Income	7,127	22.5	9,434	22.2	8,592	18.7

Special Gains	5,136	16.2	4,054	9.5	5,641	12.3
Special Losses	889	2.8	337	0.8	2,870	6.3

Income Before Income Taxes and Minority Interests	11,374	35.9	13,151	30.9	11,363	24.7

Income Taxes:
Current	3,048		5,647		3,219
Deferred	1,673		(326)		1,431

Total income taxes	4,721	14.9	5,320	12.5	4,651	10.1

Minority Interests	89	0.3	392	0.9	185	0.4

Net Income	¥6,563	20.7	¥7,438	17.5	¥6,525	14.2

Japanese GAAP
Consolidated Financial Statements

3)	Consolidated Statements of Cash Flows

	Nine Months Ended December 31,		Year Ended March 31,
	2004	2005	2005
	Amount	Amount	Amount

	(in millions)
Operating Activities
Income before income taxes	¥11,374	¥13,151	¥11,363
Depreciation and amortization	338	989	664
Amortization of consolidation account adjustments	599	—	599
Amortization of the equity-method account adjustments	201	—	201
Provision for loan losses	(3,347)	731	(2,755)
Provision for retirement benefits — directors and statutory auditors	(3)	—	(3)
Accrued bonuses	(188)	(187)	58
Interest and dividend income	(6)	(90)	(28)
Interest expenses	2,159	2,063	2,877
Losses on sales of fixed assets	—	(2)	—
Gains on sales of investment securities	—	(4,048)	(972)
Impairment of investment securities	35	42	35
Charge-offs of loans receivable	6,807	8,311	8,768
Losses (gains) on change of equity interest	(1,345)	43	(1,341)
Interest receivable	227	(169)	229
Advanced interest received	21	30	(9)
Directors’ and statutory auditors’ bonuses	(72)	(83)	(72)
Other	(1,667)	(5,794)	(491)

Sub-total	15,133	14,988	19,123

Interest and dividend received	6	89	28
Interest paid	(2,153)	(1,886)	(2,956)
Income taxes paid	(5,255)	(2,289)	(5,266)

Sub-total	7,731	10,902	10,928

Loan originations	(75,821)	(139,115)	(118,812)
Collections of loans receivable	72,454	84,934	107,110
Proceeds from sales of loans receivable	32,696	—	32,696
Loans purchased	(9,847)	(9,780)	(16,896)
Collections of purchased loans	2,564	4,710	6,708
Proceeds from sales of purchased loans	—	700	—
Purchases of assets held for leases	(1,806)	(2,431)	(2,466)
Installment loans, net	(2,628)	(1,128)	(3,065)

Net cash provided by (used in) operating activities	25,342	(51,207)	16,202

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	Nine Months Ended December 31,		Year Ended March 31,
	2004	2005	2005
	Amount	Amount	Amount

	(in millions)
Investing Activities
Deposits of restricted cash in banks, net	(324)	—	(408)
Time deposits	(5)	(0)	(25)
Proceeds from withdrawal of time deposits	—	5	—
Purchases of tangible fixed assets	(108)	(125)	(84)
Proceeds from sales of tangible fixed assets	—	6	—
Purchases of intangible fixed assets	(1,218)	(163)	(1,474)
Proceeds from sales of intangible fixed assets	10	—	—
Purchases of investment securities	(5,963)	(14,135)	(9,003)
Proceeds from sales of investment securities	577	4,862	1,844
Net decreases in cash from acquisition of new subsidiaries	(763)	(554)	(763)
Payments for capital contributions	(3,659)	(5,910)	(4,559)
Other	(1,171)	481	(1,350)

Net cash used in investing activities	(12,627)	(15,533)	(15,825)

Financing Activities
Deposits of restricted cash in banks	—	(1,308)	—
Proceeds from withdrawal of restricted cash in banks	—	418	—
Proceeds from short-term borrowings	14,000	44,993	20,400
Repayments of short-term borrowings	(7,392)	(31,657)	(13,483)
Proceeds from commercial paper	11,600	28,900	15,100
Repayments of commercial paper	(10,300)	(8,400)	(14,800)
Proceeds from long-term borrowings	40,100	64,060	70,085
Repayments of long-term borrowings	(43,690)	(43,084)	(61,907)
Proceeds from bonds	990	17,416	8,445
Payments for redemption of bonds	(11,530)	(5,030)	(21,560)
Increase of asset backed commercial paper	1,999	—	5,294
Decrease of asset backed commercial paper	(3,489)	(4,027)	(5,087)
Increase of long-term deposits	(615)	(53)	(922)
Decrease of long-term deposits	184	201	965
Proceeds from exercise of stock warrants	42	—	42
Proceeds from issuance of new shares by subsidiaries	2,131	39	2,132
Dividends paid	(1,314)	(2,522)	(1,298)
Dividends paid to minority interests	—	(98)	—
Purchases of treasury stock	(1)	(2)	(1)
Proceeds from sales of treasury stock	610	1,452	909
Other	352	299	450

Net cash (used in) provided by financing activities	(6,321)	61,595	4,765

Effect of exchange rate changes on cash and cash equivalents	0	115	(8)

Net increase (decrease) in cash and cash equivalents	6,393	(5,029)	5,142
Cash and cash equivalents at beginning of period	20,243	25,376	20,243

Cash and cash equivalents at end of period	¥26,636	¥20,347	¥25,376

Japanese GAAP
Consolidated Financial Statements

4)	Significant Items Relating to the Preparation of Consolidated Financial Statements
(1)	Scope of Consolidation

All subsidiaries are consolidated.

1.	Number of consolidated subsidiaries:	17 companies

2.	Names of consolidated subsidiaries:	Nissin Servicer Co., Ltd., NIS Securities Co., Ltd, Matsuyama Nissin Leasing (Shanghai) Co., Ltd., NIS Lease Co., Ltd., NIS Property Co., Ltd., NIS Real Estate Co., Ltd., Nissin Insurance Co., Ltd., Bird’s Eye Technological Investment Corporation, Woodnote Corporation, Aprek Co., Ltd., and other 7 companies

3.	Woodnote Corporation and other 2 companies were newly established and became consolidated subsidiaries during the nine months ended December 31, 2005. Aprek Co., Ltd. and other 2 companies also became consolidated subsidiaries through acquisition of shares during the nine months ended December 31, 2005.
(2)	Application of the Equity Method

1.	Number of equity-method affiliates:	8 companies

2.	Names of equity-method affiliates:	Shinsei Business Finance Co., Ltd., Webcashing.com Co., Ltd., Chuo Mitsui Finance Service Co., Ltd., CN Two Co., Ltd., and other 4 companies

3.	If the balance sheet date of an equity-method affiliate is different from that of the Company’s consolidated financial statements, the Company’s consolidated financial statements are prepared by using such equity-method affiliate’s financial statements for the relevant accounting period with the exception of Webcashing.com Co., Ltd., CN Two Co., Ltd. and another company. In addition, the Company’s consolidated financial statements are prepared by using Webcashing.com Co., Ltd.’s adjusted financial statements as of the Company’s consolidated balance sheet date. Also, the Company’s consolidated financial statements are prepared by using CN Two Co., Ltd. and another company’s adjusted financial statements as of and for the nine months ended November 30, 2005.
(3)	Balance Sheet Date of Consolidated Subsidiaries

For the third quarter of the fiscal year, the balance sheet date of Matsuyama Nissin Leasing (Shanghai) Co., Ltd., which changed its company name from Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., is September 30, which is different from the date of the Company’s consolidated balance sheet date.

The Company’s consolidated financial statements as of and for the nine months ended December 31, 2005 were prepared using Matsuyama Nissin Leasing’s financial statements as of and for the nine months ended September 31, 2005, and only significant transactions that occurred within the Company’s consolidated balance sheet date were taken into account for consolidation purposes.

(4)	Changes in Accounting Policies

(Revenue from Purchased Loans and Costs of Purchased Loans Collected)
Regarding the money collected by financial institutions from borrowers on behalf of the Company and its related costs, the Company heretofore recorded the aggregate amount of the “Revenue from purchased loans” , which was included in “Operating revenues”, and the “Costs of purchased loans collected”, which was included in “Operating expenses”. However, as the money collected by other financial institutions on behalf of the Company has tended to increase, the previous method has been changed to the method of offsetting “Revenue from purchased loans” included in “Operating revenues” with “Cost of purchased loans collected” included in “Operating expenses” beginning from the nine months ended December 31, 2005.

Japanese GAAP
Consolidated Financial Statements

We have made this change in order to eliminate the instability of the substitute money collection from periodic profits and losses, and reflect the results of the Company’s direct operating activities. Consequently, it will result in presenting a more accurate picture of the Company’s actual business condition in the consolidated statement of income.

As a result of this change in accounting policy, compared with the previous method, the amount of “Revenue from purchased loans” included in “Operating revenues” and “Costs of purchased loans collected” included in “Operating expenses” for the nine months ended December 31, 2005 decreased by ¥607 million, respectively.
(5)	Changes in Presentation

(Consolidated Balance Sheets)
On June 9, 2004, “Law Concerning an Amendment of Securities and Exchange Law etc., (Article 97, 2004)” was promulgated to be effective from December 1, 2004, and on February 15, 2005, the Japanese Institute of Certified Public Accountants (JICPA) Accounting Committee Report No.14, “Practical Guideline for Accounting of Financial Instruments” was amended. Consequently, a contribution to a limited partnership which operates as an investment fund or similar organization is deemed an investment in securities in accordance with the Securities and Exchange Law, Regulation 2-2 and therefore the Company includes these contributions in “Investment securities” as of December 31, 2005. The amount of these contributions which is included in “Investment securities” as of December 31, 2005 is ¥4,485 million.
(Consolidated Statements of Cash Flows)
With respect to cash flows from operating activities, “Gains on sales of investment securities”, which was included in “Other” for the nine months ended December 31, 2004, is classified separately beginning with the nine months ended December 31, 2005, as the amount of “Gains on sales of investment securities” became significant. The amount of “Gains on sales of investment securities” for the nine months ended December 31, 2004 was ¥463 million.
(6)	Additional Information

(Consolidated Statements of Cash Flows)
Deposits, which have withdrawal restrictions under the clauses of a borrowing contract, were previously recorded as “Deposits of restricted cash in banks, net” in “Cash flows from investing activities”. However, as the transaction volume of these restricted deposits increases and the amount becomes significant, in order to precisely match these restricted deposits with corresponding borrowings and present a more accurate cash flow condition, the previous net presentation method has been changed to the gross presentation method, and were presented separately as “Deposits of restricted cash in banks” and “Proceeds from withdrawal of restricted cash in banks” in “Cash flows from financing activities”, instead of in “Cash flows from investing activities”.

As a result of this change, compared with the previous presentation method, “Cash flows from investing activities” for the nine months ended December 31, 2005 increased by ¥890 million, and “Cash flows from financing activities” for the nine months ended December 31, 2005 decreased by the same amount.

Japanese GAAP
Consolidated Financial Statements

2.	Segment Information
1)	Business Segment Information
Business segment information for the nine months ended December 31, 2004 is as follows:

	Nine Months Ended December 31, 2004
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated

	(in millions)
Operating revenues:
(1) Operating revenues from third parties	¥25,602	¥5,407	¥648	¥31,657	¥—	¥31,657
(2) Operating revenues from inter-segment sales or transfers	58	—	57	116	(116)	—

Total operating revenues	25,660	5,407	705	31,773	(116)	31,657

Operating expenses	19,949	4,211	743	24,904	(192)	24,712

Operating income (losses)	¥5,711	¥1,195	¥(37)	¥6,869	¥75	¥6,945

Notes:	1.	Classification of business segments
Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.

	2.	Main description of each business segment

		(1) Integrated financial services:	Provider of loan products to individuals, including consumers, small business owners, and sole proprietors Provider of leases and other Provider of guarantee services

		(2) Loan servicing:	Management, collection, acquisition, and investment of specific money claims

		(3) Other businesses:	Real estate-related services Business owner support services Wholesale trading Agent for insurance companies, and other

	3.	All operating expenses are apportionable.
Business segment information for the nine months ended December 31, 2005 is as follows:

	Nine Months Ended December 31, 2005
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated

	(in millions)

Operating revenues:
(1) Operating revenues from third parties	¥29,108	¥12,494	¥905	¥42,508	¥—	¥42,508
(2) Operating revenues from inter-segment sales or transfers	115	12	190	318	(318)	—

Total operating revenues	29,223	12,506	1,096	42,827	(318)	42,508

Operating expenses	23,372	9,445	971	33,789	(692)	33,097

Operating income	¥5,851	¥3,061	¥124	¥9,037	¥373	¥9,411

Notes:	1.	Classification of business segments
Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.

Japanese GAAP
Consolidated Financial Statements

2.	Main description of each business segment

	(1) Integrated financial services:	Provider of loan products to individuals, including consumers, small business owners, and sole proprietors Provider of leases and other Provider of guarantee services Securities business

	(2) Loan servicing:	Management, collection, acquisition, and investment of specific money claims

	(3) Other businesses:	Real estate-related services Business owner support services Agent for insurance companies, and other

3.	As discussed in “Changes in Accounting Policies”, the Company has changed the method of recording the money collected from borrowers on behalf of the Company and its related costs to the method of offsetting “Revenue from purchased loans”, which was included in “Operating revenues”, with “Cost of purchased loans collected”, which was included in “Operating expenses”, beginning with the nine months ended December 31, 2005. Consequently, if the previous method was applied, “Operating revenues from third parties” and “Operating expenses” from loan servicing would each be understated by ¥607 million.

4.	All operating expenses are apportionable.
Business segment information for the year ended March 31, 2005 is as follows:

	Year Ended March 31, 2005
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated

	(in millions)
Operating revenues:
(1) Operating revenues from third parties	¥34,043	¥11,670	¥154	¥45,867	¥—	¥45,867
(2) Operating revenues from inter-segment sales or transfers	103	32	82	217	(217)	—

Total operating revenues	34,146	11,702	236	46,085	(217)	45,867

Operating expenses	27,552	9,775	287	37,615	(367)	37,248

Operating income (losses)	¥6,594	¥1,926	¥(51)	¥8,470	¥149	¥8,619

Notes:	1.	Classification of business segments

Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.

	2.	Main description of each business segment

		(1) Integrated financial services:	Provider of loan products to individuals, including consumers, small business owners, and sole proprietors Provider of leases and other Provider of guarantee services Securities business

		(2) Loan servicing:	Management, collection, acquisition, and investment of specific money claims

		(3) Other businesses:	Real estate-related services Business owner support services Wholesale trading Agent for insurance companies, and other

	3.	All operating expenses are apportionable.

Japanese GAAP
Consolidated Financial Statements

2)	Geographical Segment Information

Geographical segment information is omitted for the nine months ended December 31, 2004 and 2005, and the year ended March 31, 2005, as domestic operating revenues accounted for more than 90% of the total operating revenues for all segments during the corresponding period.

3)	Overseas Operating Revenues

Overseas operating revenues information is omitted for the nine months ended December 31, 2004 and 2005, and the year ended March 31, 2005, as overseas operating revenues accounted for less than 10% of the total operating revenues during the corresponding period.

Japanese GAAP
Consolidated Financial Statements

3.	Operating Data

Consolidated Operating Results
1)	Operating Revenues by Business Segment

	Nine Months Ended December 31,
	2004		2005		Change
		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	Percentage

	(in millions except percentages)
Integrated financial services
Interest income from notes and loans receivable:
Small business owner loans	¥8,292	26.2%	¥8,206	19.3%	¥(86)	(1.0)%
Business Timely loans	3,652	11.5	4,224	9.9	572	15.7
Secured loans	628	2.0	1,690	4.0	1,062	169.0
Notes receivable	40	0.1	15	0.0	(25)	(61.8)
Wide loans	7,958	25.2	6,458	15.2	(1,500)	(18.9)
Consumer loans	1,813	5.7	549	1.3	(1,264)	(69.7)

Total interest income from notes and loans receivable	22,385	70.7	21,143	49.7	(1,242)	(5.5)

Other financial income	0	0.0	4	0.0	4	—

Other operating income:
Loan origination fees	949	3.0	1,933	4.6	983	103.6
Recovery from loans previously charged off	563	1.8	464	1.1	(99)	(17.6)
Guarantee fees received	598	1.9	986	2.3	388	64.9
Revenue from leases and installment loans	990	3.1	3,176	7.5	2,185	220.6
Other	113	0.4	1,399	3.3	1,285	—

Total other operating income	3,216	10.2	7,960	18.8	4,743	147.5

Sub-total	25,602	80.9	29,108	68.5	3,506	13.7

Loan servicing
Revenue from purchased loans	5,043	15.9	7,863	18.5	2,819	55.9
Other operating income	363	1.2	4,630	10.9	4,267	—

Sub-total	5,407	17.1	12,494	29.4	7,086	131.1

Other businesses
Other operating income	648	2.0	905	2.1	257	39.7

Total	¥31,657	100.0%	¥42,508	100.0%	¥10,851	34.3%

Notes:	1.	Business segments presented above are identical to the business segment presented in “Business Segment Information.”
	2.	Consumption taxes are excluded from the amounts presented above.

Japanese GAAP
Consolidated Financial Statements

2)	Operating Assets by Business Segment

	December 31,
	2004		2005		Change
		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	Percentage

	(in millions except percentages)
Integrated financial services
Notes and loans receivable	¥139,217	88.3%	¥198,335	86.8%	¥59,118	42.5%
Assets held for leases and installment loans	4,522	2.9	8,230	3.6	3,707	82.0
Other	635	0.3	1,516	0.6	881	138.7

Sub-total	144,375	91.5	208,082	91.0	63,707	44.1

Loan servicing
Purchased loans receivable and real estate acquired for sale	13,343	8.5	20,491	9.0	7,147	53.6

Total	¥157,719	100.0%	¥228,574	100.0%	¥70,855	44.9%

Notes:	1.	Installment loans included in “Assets held for leases and installment loans” represent the amounts of the total installment loans less the amounts of unrealized revenue from installment loans.

	2.	Other than those presented above, guaranteed borrowings outstanding in connection with the credit guarantee business in integrated financial services are as follows:

	December 31,
	2004	2005	Change
	Amount	Amount	Amount	Percentage

	(in millions except percentages)
Guaranteed borrowings outstanding	¥6,719	¥11,787	¥5,067	75.4%

Note:	The amounts of guaranteed borrowings outstanding presented above are the amounts before deduction of reserves for guarantee losses.
3)	Loans Outstanding by Product

	December 31,
	2004			2005			Change
	Number of		Percentage of	Number of		Percentage of	Number of
	Accounts	Amount	Total	Accounts	Amount	Total	Accounts	Amount	Percentage

	(in millions except accounts and percentages)
Small business owner loans	23,886	¥55,907	40.2%	24,252	¥62,164	31.3%	366	¥6,257	11.2%
Business Timely loans	17,164	19,957	14.3	17,363	24,485	12.3	199	4,528	22.7
Secured loans	364	12,156	8.7	470	65,156	32.9	106	52,999	436.0
Notes receivable	85	125	0.1	973	2,547	1.3	888	2,421	—
Wide loans	31,383	48,384	34.8	27,584	40,980	20.7	(3,799)	(7,404)	(15.3)
Consumer loans	8,572	2,686	1.9	9,389	3,001	1.5	817	314	11.7

Total	81,454	¥139,217	100.0%	80,031	¥198,335	100.0%	(1,423)	¥59,118	42.5%

Japanese GAAP
Consolidated Financial Statements

(Reference) The results of operations by quarters for the year ending March 31, 2006 and the year ended March 31, 2005 are as follows:
Year Ending March 31, 2006 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(April 1, 2005 ~	(July 1, 2005 ~	(October 1, 2005 ~	(January 1, 2006 ~
	June 30, 2005)	September 30, 2005)	December 31, 2005)	March 31, 2006)

	(in millions except per share data)
Operating revenues	¥11,730	¥16,656	¥14,121	¥—
Operating income	1,668	3,566	4,176	—
Ordinary income	1,775	3,442	4,216	—
Income before income taxes	2,454	6,638	4,058	—
Net income	1,322	3,666	2,448	—
Net income per share (in yen):
Basic	2.12	5.83	1.88	—
Diluted	1.93	5.38	1.78	—
Net income per share after retroactive adjustment(in yen)
Basic	1.06	2.91	—	—
Diluted	0.97	2.69	—	—
Total assets	221,605	249,877	309,963	—
Shareholders’ equity	63,763	67,490	78,176	—
Shareholders’ equity per share (in yen)	102.10	105.57	57.82	—
Shareholders’ equity per share after retroactive adjustment(in yen)	51.05	52.78	—	—
Net cash used in operating activities	(2,240)	(10,795)	(38,171)	—
Net cash used in investing activities	(3,431)	(2,708)	(9,393)	—
Net cash (used in) provided by financing activities	(1,849)	21,545	41,899	—
Cash and cash equivalents at end of period	17,883	25,958	20,347	—

Year Ended March 31, 2005 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(April 1, 2004 ~	(July 1, 2004 ~	(October 1, 2004 ~	(January 1, 2005 ~
	June 30, 2004)	September 30, 2004)	December 31, 2004)	March 31, 2005)

	(in millions except per share data)
Operating revenues	¥10,622	¥10,190	¥10,843	¥14,210
Operating income	2,896	1,707	2,341	1,674
Ordinary income	2,753	2,016	2,357	1,465
Income before income taxes	6,089	3,506	1,778	(11)
Net income	3,460	2,593	509	(37)
Net income per share (in yen):
Basic	13.68	10.21	1.00	(0.23)
Diluted	12.42	8.51	0.98	—
Net income per share after retroactive adjustment(in yen)
Basic	2.85	2.13	0.42	(0.10)
Diluted	2.59	1.77	0.41	—
Total assets	196,971	189,898	209,273	226,287
Shareholders’ equity	61,438	59,585	61,045	65,793
Shareholders’ equity per share (in yen)	242.77	234.07	113.20	127.11
Shareholders’ equity per share after retroactive adjustment(in yen)	50.58	48.76	47.17	52.96
Net cash provided by (used in) operating activities	40,800	(5,684)	(9,773)	(9,140)
Net cash used in investing activities	(2,107)	(8,795)	(1,724)	(3,198)
Net cash (used in) provided by financing activities	(20,880)	(1,970)	16,529	11,087
Cash and cash equivalents at end of period	38,056	21,605	26,636	25,376

Note:	On November 19, 2004, NISSIN completed a 2-for-1 stock split, on May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on November 18, 2005, NISSIN completed a 2-for-1 stock split. The retroactively adjusted per share data figures were added in the presentation for the year ending March 31, 2006 and the year ended March 31, 2005 to reflect these stock splits.